May 7, 2013

William Schroeder, Staff Accountant

John P. Nolan, Senior Assistant Chief Accountant

Mike Clampitt, Reviewing Attorney

Joshua Samples, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Re:                             International Bancshares Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 File No. 000-09439

Gentlemen:

On behalf of International Bancshares Corporation, a Texas corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to your letter to the Company dated April 24, 2013 (the “Comment Letter”).

The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13 International Bancshares Corporation 2012 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Probable Loan Loss, page 8

1.             On page 11 of the Form 10-K you disclose that the decrease in the ALL is mainly due to the continued “workout” of the impaired loans previously identified by the company. We also note on page 8 that loans accounted for as troubled debt restructuring were not significant. Please tell us and revise future filings to discuss what type of impaired loan workouts you do and how you determined they were not troubled debt restructurings.  Additionally, please disclose the actual balances of troubled debt restructurings consistent with Item III.C of Industry Guide III in future filings

Response:

Page 11 of the 10-K states in relevant part as follows: “The decrease in the reserve is mainly due to the continued workout of the impaired loans previously identified by the Company.”  In this context, the Company uses the word “workout” to mean the ongoing management of the impaired loans and the decision to take appropriate steps related to the loans. The impaired loans referenced in the statement were never accounted for as troubled debt restructurings.  The decrease in the reserve was largely due to the foreclosure of impaired loans and a related increase in other real estate owned was reflected in the Notes to the Consolidated Financial Statements. The increase in OREO is reflected in Note 1, “Summary of Significant Accounting Policies” on page 41, which states that OREO totaled $100,106,000 at December 31, 2012 compared to $86,626,000 at December 31, 2011. As stated in the Form 10-K, the loans accounted for as troubled debt restructuring were not significant.  Historically, the Company has not had a significant amount of troubled debt restructurings.  Loans accounted for as troubled debt restructurings were $24.3 million and $15.3 million as of December 31, 2012 and December 31, 2011, respectively.

Please note that regarding how the Company determines which loans are accounted for as troubled debt restructurings, the Company follows Accounting Standards Update No. 2011-02 to ASC 310, “Receivables”.  On page 44 of the Company’s 2012 Annual Report it states in relevant part as follows: “In April 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-02, to ASC 310, “Receivables.”  The update clarifies which loan modifications are troubled debt restructurings and provides additional guidance to help creditors determine whether a modification of a loan meets the criteria to be considered a troubled debt restructuring.  For modifications that are troubled debt restructurings, the update requires that a creditor separately conclude that (i) the restructuring constitutes a concession, and (ii) the debtor is experiencing financial difficulties.  The update became effective for the first interim or annual period beginning on or after June 15, 2011 and was applied retrospectively for the 2011 annual reporting period.  The adoption of the update did not have a significant impact on the Company’s consolidated financial statements.”  The Company intends to include this disclosure regarding troubled debt restructurings in applicable future filings.

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to disclose the actual balances of troubled debt restructurings consistent with Item III.C of Industry Guide III.

2.             We noted that loan charge-offs increased approximately 200% from year ended 12/31/2011 to 12/31/2012. Please tell us and revise future filings to discuss the reasons for the increase, including any unusual or one-time event(s) which may have impacted or contributed to this change (such as any changes to your charge-off policy).

Response:

The increase in the loan charge-offs from year ended December 31, 2011 to December 31, 2012 is largely due to the charge-off of a $22 million deficiency note on a large credit, which deficiency note is secured with a pool of assets of family trusts of the original creditors.  Due to the complexity and delays in liquidating the pool of assets securing the note, the Company made the decision to charge-off the loan.  The Company has not made any changes to its charge-off policy.

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to discuss the reasons for any material increase in loan charge-offs, including any unusual one-time events which may have impacted or contributed to such change.

3.             Please revise future filings to include a thorough explanation of the changes in the amount of loans outstanding, non-accrual loans, impaired loans, and any other information that will help an investor better understand the changes in your loan portfolio. We note Item 303 of Regulation S-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to include a thorough explanation of the material changes in the amount of loans outstanding, non-accrual loans, impaired loans, and any other material information that will help an investor better understand the changes in its loan portfolio in a manner that is consistent with Item 303 of Regulation S-K.

4.             Please tell us and revise your future filings to disclose whether you have performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

•                                          Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

•                                          Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

•                                          Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

•                                          Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

•                                          Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

•                                          Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.

•                                          Clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio.

Response:

It is not common practice for the Company to perform any commercial real estate workouts (CRE) where an existing loan is restructured into multiple new loans.  At December 31, 2012, the Company had two CRE restructurings that were immaterial in their aggregate amount and therefore do not meet the threshold for disclosure in the loan portfolio.  The loans totaled $6.5 million.

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission if the level of CRE loans restructured into the specified structure rises to a material amount.  Specifically, the Company will revise future filings to disclose whether it has performed any material amount of commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans. To the extent that the Company has performed a material level of these types of CRE workouts, the Company will revise future filings to disclose the following:

•                                          Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

•                                          Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

•                                          Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with the Company’s customary underwriting standards and at current market rates;

•                                          Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether the Company combines the restructured notes in its evaluation of whether the notes should be returned to accrual status;

•                                          Confirm that the A note is classified as a TDR and explain the Company’s policy for removing such loans from TDR classification; and

•                                          Clarify the Company’s policy for returning the A note to accrual status, including how the Company considers the borrower’s payment performance prior to the restructuring.

•                                          Clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio.

Asset/Liability Management, page 18

5.             We note your disclosures related to your interest rate sensitivity and income simulation analysis as it relates to your asset/liability management. Please revise future filings to discuss any established, specific policy limitations or targets for each of market risk sensitivity measurements as developed by management and/or any respective board committee, to the extent applicable.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to discuss any established, specific policy limitations or targets for each of the market risk sensitivity measurements as developed by management and/or any respective board committee, to the extent applicable.

Consolidated Statements of Income, page 32

6.             We note that Other Expenses are 10.53% of total interest income and other income combined. Please revise to separately disclose any item of other expense that exceeds one percent of the aggregate of total interest income and other income. Refer to Regulation S-X Article 9 Rule 9-04.14

Response:

It is the Company’s regular practice to review the applicability of Regulation S-X Article 9 Rule 9-04.14 at every reporting period, which is demonstrated by the addition of one new line item in the Company’s consolidated income statement for the year ended December 31, 2012 titled “Early termination fee — securities sold under repurchase agreements.”  The Company will continue to evaluate the need to further itemize components of expense in future filing periods.  During 2012, there was no item of other expense that exceeded one percent of the aggregate of total interest income and other income ($5.8 million) that was not itemized.

Note 1. Summary of Significant Accounting Policies

Loans, page 40

7.             Please revise future filings to discuss in detail your charge-off policies by loan segment.  Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

•                                          Disclose whether you charge-off a loan after the loan is a certain number of days delinquent.

•                                          Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during the periods presented.

•                                          Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve.

•                                          Disclose the amount of nonperforming and impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to discuss in detail the Company’s charge-off policies, and explain how the Company determines that the uncollectibility of a loan balance is confirmed. The Company will also revise future filings to:

•                                          Disclose whether the Company charges-off a loan after the loan is a certain number of days delinquent.

•                                          Disclose whether the Company charges-off a portion of nonperforming and impaired loans and whether it has revised these policies during the periods presented.

•                                          Discuss the triggering events or other facts and circumstances that impact the Company’s decision to charge-off a portion of a loan as compared to recording a specific reserve.

•                                          Disclose the amount of nonperforming and impaired loans at each balance sheet date for which the Company has recorded partial charge-offs and the amount charged-off.

The Company notes that this disclosure regarding the Company’s charge-off policies, is contained in the Management Discussion and Analysis disclosure on page 11 and in Note 4, “Allowance for Probable Loan Losses” on page 56 of the 2012 Annual Report and the Company will include similar disclosure in Note 1, “Summary of Significant Accounting Policies” in future filings.

Note 21. Fair Value, page 77

8.             We note your reference to collateral dependent loans on page 80. Please revise your future filings to disclose how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

Response:

The basis for the Company’s appraisal and appraisal review process is based on regulatory guidelines and strives to comply with all regulatory appraisal laws, regulations and the Uniform Standards of Professional Appraisal Practice.  The appraisal review process emphasizes the understanding that as the primary sources of loan repayments decline, the secondary repayment source comes into play which heightens the importance of correctly evaluating the fair value of the collateral.  New or updated appraisals may be obtained as warranted after evaluation of any material deterioration in the performance of the project, the conditions for the geographic area where the property is located, the property type, differences between the current property conditions and the conditions assumed in prior appraisals or evaluations, or changes in project specifications.  All appraisals and evaluations are “as is” (the property’s highest and best use) valuations based on the current conditions of the property/project at that point in time.  The determination of the fair value of the collateral is based on the net realizable value, which is the appraised value less any closing costs, when applicable.

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to disclose how often the Company obtains updated appraisals for its impaired collateral dependent loans and if this policy varies by loan type. The Company will revise future filings to describe in more detail the types of adjustments it makes to appraised values, including those made as a result of outdated appraisals. The Company will revise future filings to discuss how the Company considers the potential for outdated appraisal values in its determination of the allowance for loan losses. The Company will also revise future filings to quantify the amount of collateral dependent loans for which the Company is using an appraisal performed within the past 12 months to serve as the primary basis of the Company’s valuation.

Proxy Statement

Compensation Discussion and Analysis

9.             Please state whether and, if so, how the Company considered the results of its most recent shareholder advisory vote on executive compensation as required by Item 402(b)(1)(vii) of Regulation S-K.

Response:

Pursuant to a conversation with Joshua Samples, Staff Attorney, on Thursday, April 25, 2013, the Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to state whether and, if so, how the Company considered the results of its most recent shareholder advisory vote on executive compensation as required by Item 402(b)(1)(vii) of Regulation S-K.

We hope the foregoing is responsive to your comments and satisfactorily addresses the matters raised by the Staff in the Comment Letter.  Please do not hesitate to call Imelda Navarro, the Company’s CFO and Treasurer at 956-726-6150 with any questions or comments you may have.

The Company hereby acknowledges, as required by the Comment Letter, that, with respect to the filing discussed in this response:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Dennis E. Nixon
Dennis E. Nixon
President